BÖHLER UDDEHOLM

82-[4089]

Via Airmail

05012602

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 2005
WASH. D.C. 185 SECTION

November 8, 2005
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[4089]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the **Release** to the press and investors and our **Report** for the first 3 Quarters 2005.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, + 43 1 798 6901-22707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 248 9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Sabrina Kaiser

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the First Three Quarters of 2005:

- **Good demand continues through summer months**
- **Substantial increase in sales and earnings**
- **Edelstahlwerke Buderus AG included in results for first time**
- **New record year in sight**

Vienna, 8 November 2005 – The Böhler-Uddeholm Group continued its stable growth into the third quarter of 2005 with a substantial improvement over the comparable period of the previous year. The third quarter was characterized by generally high demand on nearly all niche markets and the seasonal effect of the summer months remained almost unnoticed. The increase in sales and earnings also reflects the unchanged high price levels for raw materials (scrap and alloys). Results for the reporting period also include the initial consolidation of Edelstahlwerke Buderus AG for one quarter, which provided additional support for the development of business.

Order intake for the Böhler-Uddeholm Group rose from 1,216.1 m€ by 29% to a new record mark of 1,566.3 m€ for the first nine months of 2005. Order backlog totalled 764.2 m€ as of 30 September 2005, which represents an increase of 65% over the comparable prior year value of 464.1 m€.

Sales recorded by the Böhler-Uddeholm Group increased from 1,411.4 m€ by 34% to 1,899.3 m€ for the first nine months of 2005. The largest share of sales was generated in the markets of the European Union at 58%, followed by America at 23%, Asia at 12% and other markets at 7%.

Earnings before interest and tax (EBIT) rose from 134.3 m€ by 80% to 241.8 m€. The EBIT margin improved from 9.5% to 12.8%, which is the highest margin recorded by the Böhler-Uddeholm Group to date.

Earnings before tax (EBT) increased from 110.3 m€ by 100% to 221.1 m€. The tax rate for the Böhler-Uddeholm Group equalled 28% for the first nine months of 2005, versus 35% for the comparable period of 2004. Net income rose to 159.2 m€ for the first three quarters, which represents a significant improvement of 122% over the comparable prior year value of 71.7 m€.

During the first three quarters of 2005, the Group invested 93.4 m€ compared to 43.4 m€ in the comparable prior year period. Increased investment activity and the addition of investments at Buderus will bring capital expenditure for 2005 to a total of 120 m€ to 130 m€. As of 30 September 2005 Böhler-Uddeholm employed a workforce of 13,864, versus 11,894 in 2004. This plus of 17% was triggered primarily by the acquisition of Edelstahlwerke Buderus AG.

Together with its sales organisation, Edelstahlwerke Buderus AG recorded consolidated sales of 129.4 m€ and earnings before interest and tax (EBIT) of 12.2 m€ in the third quarter 2005.

Overview of Core Businesses

The *High Performance Metals Division* confirmed the steady upward trend that started in early 2005 with a strong third quarter. Demand increased above all on Asian markets, and especially in China and Japan. North America and a number of European countries such as Germany, Italy, Switzerland and Sweden also reported rising demand for specialty steels and materials. The level of demand remained sound in South America, but the increasing strength of the Brazilian Real made exports from Brazil to the USA and the European Union more difficult. Sales growth in the individual product segments was generated chiefly by special steels for the energy technology, aircraft construction and oil field technology sectors as well as by valve steels for automobile producers. In contrast, sales volumes of tool steel and high-speed steels weakened somewhat during the third quarter because of lower orders during the summer months. The acquisition of Edelstahlwerke Buderus AG substantially increased the range of special engineering steels for niche applications in the division. Buderus has also noticeably strengthened the division's activities in the segment of plastic moulding steels. In total, the High Performance Metals Division closed the first nine months of 2005 with solid growth in sales, earnings and order intake.

The *Welding Consumables Division* continued its growth course during the third quarter of 2005. Concentration on the most demanding customer segments led to a steady improvement in the product mix, and had a positive impact on sales and profitability. Sales volumes increased not only in Europe and America, but also in Asia and especially in China, India and South Korea. Higher demand for medium-alloyed welding consumables was recorded primarily in the area of power plant construction as well as in the chemical and petrochemical sectors. In addition, the demand for high-alloyed welding materials increased in the automobile, steel, machinery and plant construction and LNG tank sectors. During the third quarter the division received one of its largest single orders for the construction of LNG tanks from Korea. For the first nine months of 2005 sales, earnings and order intake increased considerably over the comparable prior year period. The closing of the Avesta Welding AB takeover in October 2005 will strengthen the division, especially in the stainless welding segment.

The *Precision Strip Division* reported an increase in sales volumes for the third quarter of 2005, while prices remained unchanged at a high level. Since this division records approximately 30% of its sales in the US-Dollar region, the slight weakness of the Euro versus the US-Dollar had a positive effect during the third quarter. Sales volumes increased significantly, above all on European markets, but momentum also rose markedly in America and Asia. Of special note is the high demand by the wood processing industry for band saw steel and by automobile producers for very thin special cold-rolled strips. Declines were recorded only in rule die steels for the leather industry. The Precision Strip Division increased sales, earnings and order intake for the first nine months of 2005. The acquisition of Edelstahlwerke Buderus AG gives the Böhler-Uddeholm Group a complete chain for the production of strip steel, ranging from melting to hot- and cold-rolled strip to final products. This represents not only a decisive competitive advantage, but also creates an opportunity to further optimize the quality of niche products in this division.

The *Special Forgings Division* also reported satisfactory development during the third quarter of 2005. Demand from the aircraft industry stabilized at a high level and remained the primary driver for business in this segment. However, strikes at Boeing in September had an impact because they stopped deliveries to this aircraft producer for a number of days. The demand for forged turbine blades showed good development, in particular due to the construction of power plants in China and overall increased replacement orders by the energy sector. The acquisition of Edelstahlwerke Buderus AG has made component forging for the utility vehicle industry an important area of business in this division. The Special Forgings Division was able to improve sales, earnings and order intake during the reporting period, but rising raw material prices increased pressure on margins. The construction of a

second forging press at the Kapfenberg plant is proceeding on schedule, and operations are expected to start in the first quarter 2007.

Outlook on the 2005 Business Year

The management of Böhler-Uddeholm AG expects the operating environment for specialty steel and materials to remain positive during the last three months of this business year. The Management Board is therefore optimistic that the Group will be able to reach its goals for 2005, which call for an increase in sales to roughly 2,500 m€ and EBIT of about 280 m€. Böhler-Uddeholm also plans to continue its shareholder-friendly dividend policy with a payout ratio of 40% to 50%.

Measures to integrate Edelstahlwerke Buderus AG are proceeding as planned, and the most important steps should be completed by the end of 2005. The goal is to strengthen the High Performance Metals, Precision Strip and Special Forgings Divisions on a lasting basis by allocating the related Buderus activities. The Welding Consumables Division will also start work on the integration of Avesta Welding before the end of this year, so all four divisions of the Böhler-Uddeholm Group will be able to develop their markets with an extended and wider range of products in 2006.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone: +43 1 798 69 01/22707

The full report on the first three quarters of 2005 is available at www.bohler-uddeholm.com under "news & services".

Overview of Key Figures 1-9/2005

in m€	1-9/2004	**1-9/2005**	Change
Net sales	1,411.4	1,889.3	34%
EBITDA	198.0	305.6	54%
EBITDA Margin	*14.0 %*	*16.2%*	
EBIT	134.3	241.8	80%
EBIT Margin	*9.5%*	*12.8%*	
Earnings before tax (EBT)	110.3	221.1	100%
Net income [1)]	71.7	159.2	122%
Order intake [2)]	1,216.1	1,566.3	29%
Order backlog [2)]	464.1	764.2	65%
Employees	11,894	13,864	17%

1) In accordance with IAS 1-Presentation of Financial Statements (revised 2003), this item now also includes minority interest. Prior year data was adjusted accordingly.
2) For production companies.

REPORT FOR THE FIRST 3 QUARTERS OF 2005

82-[4089]

Good demand continues through summer months

Substantial increase in sales and earnings

Edelstahlwerke Buderus AG included in results for first time

New record year in sight



BÖHLER UDDEHOLM
materializing visions

JANUARY-SEPTEMBER	2005 in m€	2004 in m€	Change
Net sales	1,889.3	1,411.4	34%
EBITDA	305.6	198.0	54%
EBIT	241.8	134.3	80%
Earnings before tax (EBT)	221.1	110.3	100%
Net income[1]	159.2	71.7	122%
Cash flow before capital changes	230.6	130.6	77%
Capital expenditure	93.4	43.4	115%
Order intake[2]	1,566.3	1,216.1	29%
Order backlog[2]	764.2	464.1	65%
Employees	13,864	11,894	17%


SALES BY DIVISION
13% WELDING CONSUMABLES
9% PRECISION STRIP
5% SPECIAL FORGINGS
73% HIGH PERFORMANCE METALS


SALES BY REGION
23% N/S AMERICA
12% ASIA
4% REST OF EUROPE
2% AUSTRALIA
1% AFRICA
58% EUROPEAN UNION

The **BÖHLER-UDDEHOLM** Group continued its stable growth into the third quarter of 2005 with a substantial improvement over the comparable period of the previous year. The third quarter was characterized by generally high demand on nearly all niche markets and the seasonal effect of the summer months remained almost unnoticed. The increase in sales and earnings also reflects the unchanged high price levels for raw materials (scrap and alloys). Results for the reporting period also include the initial consolidation of Edelstahlwerke Buderus AG for one quarter, which provided additional support for the development of business.

Order intake for the **BÖHLER-UDDEHOLM** Group rose from 1,216.1 m€ by 29% to a new record mark of 1,566.3 m€ for the first nine months of 2005. Order backlog totalled 764.2 m€ as of 30 September 2005, which represents an increase of 65% over the comparable prior year value of 464.1 m€.

Sales recorded by the **BÖHLER-UDDEHOLM** Group increased from 1,411.4 m€ by 34% to 1,899.3 m€ for the first nine months of 2005. The largest share of sales was generated in the markets of the European Union at 58%, followed by America at 23%, Asia at 12% and other markets at 7%.

Earnings before interest and tax (EBIT) rose from 134.3 m€ by 80% to 241.8 m€. The EBIT margin improved from 9.5% to 12.8%, which is the highest margin recorded by the **BÖHLER-UDDEHOLM** Group to date.

Earnings before tax (EBT) increased from 110.3 m€ by 100% to 221.1 m€. The tax rate for the **BÖHLER-UDDEHOLM** Group equalled 28% for the first nine months of 2005, versus 35% for the comparable period of 2004. Net income rose to 159.2 m€ for the first three quarters, which represents a significant improvement of 122% over the comparable prior year value of 71.7 m€.

During the first three quarters of 2005, the Group invested 93.4 m€ compared to 43.4 m€ in the comparable prior year period. Increased investment activity and the addition of investments at Buderus will bring capital expenditure for 2005 to a total of 120 m€ to 130 m€. As of 30 September 2005 **BÖHLER-UDDEHOLM** employed a workforce of 13,864, versus 11,894 in 2004. This plus of 17% was triggered primarily by the acquisition of Edelstahlwerke Buderus AG.

Together with its sales organisation Edelstahlwerke Buderus AG recorded consolidated sales of 129.4 m€ and earnings before interest and tax (EBIT) of 12.2 m€ in the third quarter 2005.

OVERVIEW OF CORE BUSINESSES.

The High Performance Metals Division confirmed the steady upward trend that started in early 2005 with a strong third quarter. Demand increased above all on Asian markets, and especially in China and Japan. North America and a number of European countries such as Germany, Italy, Switzerland and Sweden also reported rising demand for specialty steels and materials. The level of demand remained sound in South America, but the increasing strength of the Brazilian Real made exports from Brazil to the USA and the European Union more difficult. Sales growth in the individual product segments was generated chiefly by special steels for the energy technology, aircraft construction and oil field technology sectors as well as by valve steels for automobile producers. In contrast, sales volumes of tool steel and high-speed steels weakened somewhat during the third quarter because of lower orders during the summer months. The acquisition of Edelstahlwerke Buderus AG substantially increased the range of special engineering steels for niche applications in the division. Buderus has also noticeably strengthened the division's activities in the segment of plastic moulding steels. In total, the High Performance Metals

BALANCE SHEET		30/9/2005 in k€	31/12/2004 in k€
ASSETS			
A.	**Non-current assets**		
I.	Property, plant and equipment	712,309.0	562,831.6
II.	Goodwill	40,801.3	32,326.0
III.	Other intangible assets	12,134.3	9,140.4
IV.	Investments in associates	114.5	114.5
V.	Other financial assets	32,426.6	31,750.6
VI.	Deferred tax assets	64,587.5	60,247.1
		862,373.2	**696,410.2**
B.	**Current assets**		
I.	Inventories	957,025.3	652,410.8
II.	Accounts receivable from trade	550,103.9	373,018.9
III.	Accounts receivable from affiliated companies	1,530.9	2,659.4
IV.	Income tax receivables	814.2	356.1
V.	Other receivables	37,153.1	35,389.7
VI.	Securities available for sale	1,163.0	781.3
VII.	Cash and cash equivalents	106,927.6	89,676.7
VIII.	Prepaid expenses	17,986.6	13,196.9
		1,672,704.6	**1,167,489.8**
	Total assets	**2,535,077.8**	**1,863,900.0**
SHAREHOLDERS' EQUITY AND LIABILITIES			
A.	**Shareholders' equity**		
I.	Share capital	92,692.5	79,970.0
II.	Capital reserves	489,571.1	264,596.6
III.	Treasury shares	0.0	(27,023.2)
IV.	Revenue reserves	512,773.2	328,612.2
V.	Minority interest	8,961.7	6,717.5
VI.	Retained earnings[1]	(20,468.0)	46,515.6
		1,083,530.5	**699,388.7**
B.	**Non-current liabilities**		
I.	Interest-bearing debt	362,342.5	374,740.1
II.	Deferred tax liabilities	63,977.8	49,743.4
III.	Severance and pension provisions	244,362.8	203,885.2
IV.	Other long-term provisions	51,973.6	22,942.1
V.	Other long-term liabilities	9,826.9	6,371.9
		732,483.6	**657,682.7**
C.	**Current liabilities**		
I.	Accounts payable from trade	237,904.2	177,058.9
II.	Payments on account	3,365.5	3,192.9
III.	Short-term borrowings	138,517.2	107,379.7
IV.	Current portion of interest-bearing debt	34,436.1	28,803.6
V.	Short-term provisions	142,706.7	96,920.5
VI.	Income tax liabilities	44,378.4	18,013.9
VII.	Other short-term liabilities	112,234.9	70,475.3
VIII.	Prepaid income	5,520.7	4,983.8
		719,063.7	**506,828.6**
	Total shareholders' equity and liabilities	**2,535,077.8**	**1,863,900.0**

CONSOLIDATED INCOME STATEMENT	1-9/2005	1-9/2004	Q3 2005	Q3 2004
	in m€	in m€	in m€	in m€
Net sales	**1,889.3**	**1,411.4**	**698.5**	**499.6**
Cost of sales	(1,289.6)	(962.4)	(480.1)	(343.8)
Gross profit	**599.7**	**499.0**	**218.4**	**155.8**
Other operating income	37.5	27.9	9.2	8.9
Distribution expense	(247.9)	(225.3)	(85.2)	(73.9)
Administrative expense	(103.1)	(82.3)	(32.5)	(26.7)
Amortization of goodwill	0.0	(3.4)	0.0	(1.2)
Other operating expense	(44.4)	(31.6)	(7.9)	(7.2)
Earnings before interest and tax (EBIT)	**241.8**	**134.3**	**102.0**	**55.7**
Income/expense from shares and associated companies	0.1	0.0	0.0	0.0
Income/expense from securities	0.5	0.1	0.5	0.0
Interest expense (net)	(21.8)	(24.3)	(4.5)	(10.0)
Other financial result	0.5	0.2	0.1	0.1
Financial result	**(20.7)**	**(24.0)**	**(3.9)**	**(9.9)**
Earnings before tax and extraordinary charges (EBT)	**221.1**	**110.3**	**98.1**	**45.8**
Income tax expense	(61.9)	(38.6)	(27.5)	(16.0)
Net income	**159.2**	**71.7**	**70.6**	**29.8**
Minority interest	(1.5)	(1.2)	(0.7)	(0.1)
Net income after minority interest	**157.7**	**70.5**	**69.9**	**29.7**
Basic earnings per share (in €)	13.7	6.7	6.1	2.8
Diluted earnings per share (in €)	12.4	6.4	5.5	2.7
Average number of shares outstanding – basic	11,525,055	10,456,878	11,525,055	10,456,878
Average number of shares outstanding – diluted	12,750,000[1)]	11,000,000	12,750,000[1)]	11,000,000
Depreciation	63.9	63.7	24.4	20.4
Currency gains (losses)	(2.5)	5.3	0.9	6.0

CHANGES IN SHAREHOLDERS' EQUITY	**2005** in m€	**2004** in m€
Shareholders' equity as of 1/1	**699.4**	**626.1**
Net income	159.2	71.7
Translation reserve	61.2	5.6
Dividend paid	(46.4)	(26.4)
Capital increase	166.8	0.0
Change in treasury shares	43.7	(3.1)
Other	(0.4)	(1.8)
Shareholders' equity as of 30/9	**1,083.5**	**672.1**

CONSOLIDATED STATEMENT OF CASH FLOWS	**2005** in m€	**2004** in m€
Cash and cash equivalents as of 1/1	**90.5**	**49.6**
Cash flow before capital changes	230.6	130.6
± Change in working capital	(201.7)	(49.7)
Cash flow from operating activities	28.9	80.9
Cash flow from investing activities	(245.1)	(100.7)
Cash flow from financing activities	233.8	32.7
Change in cash and cash equivalents	17.6	12.9
Cash and cash equivalents as of 30/9	**108.1**	**62.5**

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 69 01-22707
Fax (+43-1) 798 69 01-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR Symbol: BDHHY
Bloomberg: BUD AV
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB Symbol: BUD
Reuters: BHLR.VI

Division closed the first nine months of 2005 with solid growth in sales, earnings and order intake.

The Welding Consumables Division continued its growth course during the third quarter of 2005. Concentration on the most demanding customer segments led to a steady improvement in the product mix, and had a positive impact on sales and profitability. Sales volumes increased not only in Europe and America, but also in Asia and especially in China, India and South Korea. Higher demand for medium-alloyed welding consumables was recorded primarily in the area of power plant construction as well as in the chemical and petrochemical sectors. In addition, the demand for high-alloyed welding materials increased in the automobile, steel, machinery and plant construction and LNG tank sectors. During the third quarter the division received one of its largest single orders for the construction of LNG tanks from Korea. For the first nine months of 2005 sales, earnings and order intake increased considerably over the comparable prior year period. The closing of the Avesta Welding AB takeover in October 2005 will strengthen the division, especially in the stainless welding segment.

The Precision Strip Division reported an increase in sales volumes for the third quarter of 2005, while prices remained unchanged at a high level. Since this division records approximately 30% of its sales in the US Dollar region, the slight weakness of the Euro versus the US Dollar had a positive effect during the third quarter. Sales volumes increased significantly, above all on European markets, but momentum also rose markedly in America and Asia. Of special note is the high demand by the wood processing industry for band saw steel and by automobile producers for very thin special cold-rolled strips. Declines were recorded only in rule die steels for the leather industry. The Precision Strip Division increased sales, earnings and order intake for the first nine months of 2005. The acquisition of Edelstahlwerke Buderus AG gives the BÖHLER-UDDEHOLM Group a complete chain for the production of strip steel, ranging from melting to hot- and cold-rolled strip to final products. This represents not only a decisive competitive advantage, but also creates an opportunity to further optimize the quality of niche products in this division.

The Special Forgings Division also reported satisfactory development during the third quarter of 2005. Demand from the aircraft industry stabilized at a high level and remained the primary driver for business in this segment. However, strikes at Boeing in September had an impact because they stopped deliveries to this aircraft producer for a number of days. The demand for forged turbine blades showed good development, in particular due to the construction of power plants in China and overall increased replacement orders by the energy sector. The acquisition of Edelstahlwerke Buderus AG has made component forging for the utility vehicle industry an important area of business in this division. The Special Forgings Division was able to improve sales, earnings and order intake during the reporting period, but rising raw material prices increased pressure on margins. The construction of a second forging press at the Kapfenberg plant is proceeding on schedule, and operations are expected to start in the first quarter 2007.

OUTLOOK ON THE 2005 BUSINESS YEAR.

The management of BÖHLER-UDDEHOLM AG expects the operating environment for specialty steel and materials to remain positive during the last three months of this business year. The Management Board is therefore optimistic that the Group will be able to reach its goals for 2005, which call for an increase in sales to roughly 2,500 m€ and EBIT of about 280 m€. BÖHLER-UDDEHOLM also plans to continue its shareholder-friendly dividend policy with a payout ratio of 40% to 50%.

Measures to integrate Edelstahlwerke Buderus AG are proceeding as planned, and the most important steps should be completed by the end of 2005. The goal is to strengthen the High Performance Metals, Precision Strip and Special Forgings Divisions on a lasting basis by allocating the related Buderus activities. The Welding Consumables Division will also start work on the integration of Avesta Welding before the end of this year, so all four divisions of the BÖHLER-UDDEHOLM Group will be able to develop their markets with an extended and wider range of products in 2006.

SEGMENT OVERVIEW

High Performance Metals	1-9/2005 in m€	1-9/2004 in m€	Change in %
Sales	1,390.6	1,011.2	38%
EBIT	199.1	102.3	95%
Order intake	1,026.7	755.4	36%
Order backlog	460.4	279.5	65%
Welding Consumables			
Sales	244.3	217.1	13%
EBIT	24.3	19.8	23%
Order intake	255.4	223.5	14%
Order backlog	38.7	30.4	27%
Other/Consolidation			
Sales	(3.8)	(0.6)	n.a.
EBIT	(12.0)	(12.9)	7%

Precision Strip	1-9/2005 in m€	1-9/2004 in m€	Change in %
Sales	162.9	119.4	36%
EBIT	25.2	22.2	14%
Order intake	153.7	130.3	18%
Order backlog	62.0	36.3	71%
Special Forgings			
Sales	95.3	64.3	48%
EBIT	5.2	2.9	79%
Order intake	130.5	106.9	22%
Order backlog	203.1	117.9	72%
Group			
Sales	1,889.3	1,411.4	34%
EBIT	241.8	134.3	80%
Order intake	1,566.3	1,216.1	29%
Order backlog	764.2	464.1	65%

STOCK MARKET INDICATORS

	1-9/2005 in €	1-9/2004 in €
Low	89.84	54.69
High	139.99	75.00
Price at 30/9	139.99	74.34
Market cap at 30/9 (in m€)[1]	1,784.87	817.74

FINANCIAL CALENDAR 2006

Preliminary Results 1-12/2005	21 February 2006
Results 1-12/2005	31 March 2006
Annual General Meeting	16 May 2006
Ex-Dividend	18 May 2006
Results 1-3/2006	23 May 2006
Dividend-Payment	26 May 2006
Results 1-6/2006	1 September 2006
Results 1-9/2006	9 November 2006

SHARE PRICE PERFORMANCE (10/4/1995-30/9/2005)


1/1/96
1/1/97
1/1/98
1/1/99
1/1/00
1/1/01
1/1/02
1/1/03
1/1/04
1/1/05
· BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed